Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

September 10, 2015

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

			FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Amir Elstein, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Sagi Kabla as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected.	2.
TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2015 and for the period commencing January 1, 2016 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.
			☐	☐	☐

NOMINEES:				3.	TO APPOINT Mr. Amir Elstein as Chairman of the Board of Directors of the Company to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed.	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Mr. Amir Elstein	☐	☐	☐
Mr. Kalman Kaufman	☐	☐	☐
Ms. Dana Gross	☐	☐	☐
Mr. Rami Guzman	☐	☐	☐
Mr. Sagi Kabla	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: ______________ Date:_______

NOTE:
Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday, September 10, 2015 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Nati Somekh and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, September 10, 2015 at 10:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposals 2 and 3.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel, up to six hours before the time set for the Meeting, or vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)